UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1, 28, 29 and 30)*

STATION CASINOS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

857689103

(CUSIP Number)

Frank J. Fertitta III

Chief Executive Officer

STATION CASINOS, INC.

2411 West Sahara Ave,

Las Vegas, Nevada 89102

(702) 367-2411

with a copy to:

Kenneth J. Baronsky, Esq.

Milbank, Tweed, Hadley & McCloy LLP

601 S. Figueroa Street, 30th Floor

Los Angeles, California 90017

(213) 892-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 4, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frank J. Fertitta, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,719,344

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,719,344

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,341,955

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.8%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lorenzo J. Fertitta

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,734,694

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,734,694

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,341,955

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.8%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Blake L. Sartini

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 41,863

	8.	Shared Voting Power 3,842,094

	9.	Sole Dispositive Power 41,863

	10.	Shared Dispositive Power 3,842,094

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,341,955

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.8%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Delise F. Sartini

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,960

	8.	Shared Voting Power 3,842,094

	9.	Sole Dispositive Power 3,960

	10.	Shared Dispositive Power 3,842,094

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,341,955

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.8%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fertitta Colony Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,341,955

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,341,955

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fertitta Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,341,955

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,341,955

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.8%

14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

EXPLANATORY NOTES: This amendment to Schedule 13D (this “Schedule 13D”), among other things, amends and supplements (1) the Schedule 13D originally filed by Frank J. Fertitta III (“Mr. Frank Fertitta”) on June 10, 1993, and all amendments thereto (the “Frank Fertitta Schedule 13D”), (2) the Schedule 13D originally filed by Lorenzo J. Fertitta (“Mr. Lorenzo Fertitta”) on June 10, 1993, and all amendments thereto (the “Lorenzo Fertitta Schedule 13D”), (3) each of the Schedules 13D originally filed by Blake L. Sartini (“Mr. Sartini”) and Delise F. Sartini (“Mrs. Sartini”) on June 10, 1993, and all amendments thereto (collectively, the “Sartini Schedules 13D”) and (4) the Schedule 13D originally filed by Fertitta Colony Partners LLC, a Nevada limited liability company (“FCP”) on February 23, 2007 (the “FCP Schedule 13D”).  This Schedule 13D is also filed by Fertitta Partners LLC, a Nevada limited liability company (“Fertitta Partners”).  Each of Mr. Frank Fertitta, Mr. Lorenzo Fertitta, Mr. and Mrs. Sartini, FCP and Fertitta Partners is a Reporting Person hereunder (together, the “Reporting Persons”).  Except as provided herein, this Schedule 13D does not modify any of the information previously reported on the Frank Fertitta Schedule 13D, the Lorenzo Fertitta Schedule 13D, the Sartini Schedules 13D or the FCP Schedule 13D or any amendment thereto.  Capitalized terms used but not defined in this Schedule 13D shall have the meanings ascribed thereto in the Frank Fertitta Schedule 13D, the Lorenzo Fertitta Schedule 13D, the Sartini Schedules 13D or the FCP Schedule 13D.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $0.01 per share (the “Station Common Stock”), of Station Casinos, Inc., a Nevada corporation (“Station” or “Issuer”).  The principal executive offices of the Issuer are located at 2411 West Sahara Avenue, Las Vegas, Nevada 89102.

Item 2.	Identity and Background

(a) (c)  This Schedule 13D is being filed jointly on behalf of Mr. Frank Fertitta, Mr. Lorenzo Fertitta, Mr. Sartini, Mrs. Sartini, FCP and Fertitta Partners.  A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 7.01.  Each of FCP and Fertitta Partners is a limited liability company that was formed for the purpose of engaging in the transaction described in Item 4 below.  The Members of FCP are Mr. Frank Fertitta, Mr. Lorenzo Fertitta and FC Investor, LLC (“FC Investor”).  The Members of Fertitta Partners are Mr. Frank Fertitta and Mr. Lorenzo Fertitta.

The business address of each of Mr. Frank Fertitta and Mr. Lorenzo Fertitta is 2411 West Sahara Avenue, Las Vegas, Nevada 89102.  The business address of each of FCP and Fertitta Partners is 2960 West Sahara Avenue, Suite 200, Las Vegas, Nevada 89102.  The business address of Mr. Sartini is 6595 South Jones Boulevard, Las Vegas, Nevada  89118.  Paragraph (b) of Item 2 does not apply to Mrs. Sartini.  The business address of FC Investor, Colony Acquisitions, Colony Capital and each of the managing member and officers of Colony Capital is 1999 Avenues of the Stars, Suite 1200, Los Angeles, California 90067.

The present principal occupation of Mr. Frank Fertitta is Chief Executive Officer and Chairman of the Board of Directors of the Issuer.  The present principal occupation of Mr. Lorenzo Fertitta is President and Vice Chairman of the Board of Directors of the Issuer.  The present principal occupation of Mr. Sartini is Chief Executive Officer of Golden Gaming, Inc.  Paragraph (c) of Item 2 does not apply to Mrs. Sartini.

Colony Capital Acquisitions, LLC, a Delaware limited liability company (“Colony Acquisitions”), is the sole member of FC Investor.  The managing member of Colony Acquisitions is Colony Capital, LLC, a Delaware limited liability company (“Colony Capital”).  The managing member and officers of Colony Capital are as follows:

Thomas J. Barrack, Jr. — Sole Managing Member and Chief Executive Officer

Richard B. Saltzman — President

Jonathan H. Grunzweig — Senior Vice President

Mark M. Hedstrom — Senior Vice President, Secretary and Treasurer

Joy Mallory — Assistant Secretary

FC Investor was formed for the purpose of engaging in the transaction described in Item 4 below.  The principal business of Colony Capital and Colony Acquisitions is to provide investment advice and management services to institutional and individual investors.

(d) and (e) During the last five years, none of the Reporting Persons, nor, to the best knowledge of FCP and Fertitta Partners any of their respective members or controlling persons of their respective members, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons and each of the managing member and officers of Colony Capital are all United States citizens.

This Item 2 shall be deemed to amend and restate Item 2 of each of the Frank Fertitta Schedule 13D, the Lorenzo Fertitta Schedule 13D, the Sartini Schedules 13D and the FCP Schedule 13D in their entirety.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented as follows:

As previously disclosed, the Reporting Persons entered into separate Rollover Equity Commitment Letters, dated as of February 23, 2007 (the “Rollover Equity Commitment Letters”), pursuant to which Mr. Frank Fertitta, Mr. Lorenzo Fertitta and Mr. and Mrs. Sartini agreed, subject to certain conditions, to contribute up to approximately 4.0 million, 4.0 million and 1.7 million shares of Station Common Stock, respectively, to FCP (the “Rollover Shares”).

On May 4, 2007, FCP and Fertitta Partners entered into an Assignment and Assumption Agreement (the “Assignment Agreement”) dated as of May 4, 2007, pursuant to which FCP assigned all of its rights and obligations under the Rollover Equity Commitment Letters to Fertitta Partners.  The effect of the Assignment Agreement is that Mr. Frank Fertitta, Mr. Lorenzo Fertitta and Mr. and Mrs. Sartini have agreed to contribute the Rollover Shares to Fertitta Partners.  This summary of the Assignment Agreement does not purport to be complete and is qualified in its entirety by reference to the Assignment Agreement, which is attached hereto as Exhibit 7.21 and incorporated by reference in its entirety into this Item 3.

In addition, FCP entered into Second Amended and Restated Debt Commitment Letters with Deutsche Bank Trust Company Americas and Deutsche Bank Securities, Inc. (the “Revolver Debt Commitment Letter”) and JPMorgan Chase Bank, N.A. and German American Capital Corporation and Deutsche Bank AF, New York (the “CMBS Debt Commitment Letter”) (collectively, the “Lenders”), dated as of May 3, 2007 (the “Revolver Debt Commitment Letter” together with the “CMBS Debt Commitment Letter,” the “Debt Commitment Letters”).  The Debt Commitment Letters are attached hereto as Exhibits 7.22 and 7.23 and incorporated by reference in their entirety into this Item 3.

The information set forth in this Item 3 shall be deemed to supplement Item 3 of each of the Frank Fertitta Schedule 13D, the Lorenzo Fertitta Schedule 13D, the Sartini Schedules 13D and the FCP Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented as follows:

As previously disclosed, on February 23, 2007, FCP, FCP Acquisition Sub, a Nevada corporation and a wholly-owned subsidiary of FCP (“Merger Sub”), and the Issuer entered into an Agreement and Plan of Merger, dated as of February 23, 2007 (the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Issuer and as a result the Issuer will continue as the surviving corporation (the “Surviving Corporation”) and as a direct or indirect wholly-owned subsidiary of FCP.

On May 4, 2007, FCP, Merger Sub and the Issuer entered into an Amendment to Agreement and Plan of Merger, dated as of May 4, 2007 (the “Merger Agreement Amendment”), pursuant to which the Merger Agreement was amended to (i) permit the assignment by FCP of the Rollover Commitments to Fertitta Partners and (ii) to reflect revisions to the proposed ownership structure of the Surviving Corporation so that, following the consummation of the Merger, the non-voting shares of common stock of the Surviving Corporation will be owned by Fertitta Partners and FCP’s wholly-owned subsidiary FCP Holding, Inc., a Nevada corporation, and the voting shares of common stock of the Surviving Corporation will be owned by FCP VoteCo LLC, a Nevada limited liability company (“FCP VoteCo LLC”).  The foregoing summary of the Merger Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement Amendment, which is attached hereto as Exhibit 7.20 and incorporated by reference in its entirety into this Item 4.

The purpose of the transactions contemplated by the Merger Agreement (the “Transactions”) is to acquire all of the outstanding Station Common Stock (other than Rollover Shares).  If the Transactions are consummated, the Station Common Stock will be delisted from the New York Stock Exchange.  The Surviving Corporation will, however, continue to file periodic reports with the Securities and Exchange Commission, because the voting common stock of the Surviving Corporation will be registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, and such reports may be required by indentures governing the outstanding indebtedness of the Surviving Corporation or applicable law.

The information set forth in this Item 4 shall be deemed to supplement Item 4 of each of the Frank Fertitta Schedule 13D, the Lorenzo Fertitta Schedule 13D, the Sartini Schedules 13D and the FCP Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b) The respective percentages set forth below are based on 57,283,914 shares of Station Common Stock outstanding as of March 31, 2007.

Mr. Frank Fertitta has direct beneficial ownership of 5,719,344 shares of Station Common Stock representing approximately 10.0% of the outstanding Station Common Stock.

Mr. Lorenzo Fertitta has direct beneficial ownership of 5,734,694 shares of Station Common Stock representing approximately 10.0% of the outstanding Station Common Stock.

Mr. Sartini has direct beneficial ownership of 3,883,957 shares of Station Common Stock representing approximately 6.8% of the outstanding Station Common Stock.

Mrs. Sartini has direct beneficial ownership of 3,846,054 shares of Station Common Stock representing approximately 6.7% of the outstanding Station Common Stock.

By virtue of the Voting Agreement described in Item 4 above, FCP may be deemed to beneficially own an aggregate of 15,341,955 shares of Station Common Stock representing approximately 26.8% of the outstanding Station Common Stock.

The Cover Pages of this Schedule 13D are incorporated herein by reference.

By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).  As a member of a group, each Reporting Person may be deemed to beneficially own the Station Common Stock beneficially owned by the members of the group as a whole.  As of May 7, 2007, the Reporting Persons beneficially owned in the aggregate 15,341,955 shares of Station Common Stock, which represents approximately 26.8% of the outstanding Station Common Stock.

In addition, as a result of the transaction described in Item 4 above, the Reporting Persons and affiliates of FC Investor may be deemed to constitute a “group” within the meaning of Section 13(d)-5(b) of the Exchange Act.  The Reporting Persons disclaim beneficial ownership of any Station Common Stock that may be owned by FC Investor or its affiliates.

(c) Except as set forth herein, none of the Filing Persons has effected any transactions in Station Common Stock in the past 60 days.

(d) Not applicable.

(e) Not applicable.

This Item 5 shall be deemed to amend and restate Item 5 of each of the Frank Fertitta Schedule 13D, the Lorenzo Fertitta Schedule 13D, the Sartini Schedules 13D and the FCP Schedule 13D in its entirety.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Items 3 and 4 of this Schedule 13D are incorporated herein by reference in its entirety into this Item 6.

Item 7.	Material to Be Filed as Exhibits
Exhibit 7.01	Joint Filing Agreement by and among Mr. Frank Fertitta, Mr. Lorenzo J. Fertitta, Mr. and Mrs. Sartini, FCP and Fertitta Partners, dated as of May 4, 2007.
Exhibit 7.20	Amendment to Agreement and Plan of Merger by and among Issuer, FCP and Merger Sub, dated as of May 4, 2007.
Exhibit 7.21	Assignment and Assumption Agreement, dated May 4, 2007, from FCP to Fertitta Partners and agreed to and acknowledged by Mr. Frank Fertitta, Mr. Lorenzo Fertitta and Mr. and Mrs. Sartini.
Exhibit 7.22	Second Amended and Restated Revolver Debt Commitment Letter, dated May 3, 2007, from Deutsche Bank Trust Company Americas and Deutsche Bank Securities, Inc. to FCP.
Exhibit 7.23	Second Amended and Restated CMBS Debt Commitment Letter, dated May 3, 2007, from JPMorgan Chase Bank, N.A., German American Capital Corporation and Deutsche Bank AG, New York to FCP.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 4, 2007

	By:	/s/ Frank J. Fertitta, III
Name: Frank J. Fertitta, III

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 4, 2007

	By:	/s/ Lorenzo J. Fertitta
Name: Lorenzo J. Fertitta

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 4, 2007

	By:	/s/ Blake L. Sartini
Name: Blake L. Sartini

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 4, 2007

	By:	/s/ Delise F. Sartini
Name: Delise F. Sartini

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 4, 2007

FERTITTA COLONY PARTNERS LLC

	By:	/s/ Frank J. Fertitta, III
Name: Frank J. Fertitta, III
Title: Authorized Member

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 4, 2007

FERTITTA PARTNERS LLC

	By:	/s/ Frank J. Fertitta, III
Name: Frank J. Fertitta, III
Title: Authorized Member